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# Investment Advisor + Mentor for Founders of Calm Companies

PITCH VIDEO | INVESTOR PANEL



CAPITAL
COMMUNITY
MENTORSHIP
Earnest Capital


earnestcapital.com New York NY

Main Street | Technology | Software | Saas | Fund

OVERVIEW | UPDATES 1 | WHAT PEOPLE SAY 68 | ASK QUESTION 33

## Highlights

1. ⚡Team has invested in 35+ profit-focused software startups across two funds since 2019
2. 📈 167% total portfolio value increase since launching Fund I in 2019
3. 📝 Created novel, innovative, founder-aligned SEAL (shared earnings agreement) investment structure
4. 💸 Several portfolio co's sharing profits already + 2 exits (Makerpad to Zapier; EnjoyHQ to UserZoom)
5. 🚀 Launching $10M Subscription Fund III in July; on track to outperform original fund expectations
6. 🥾 Created Trailhead initiative to make access to funding more equitable for founders
7. 🎁 Opportunity to get a slice of carried interest from current and future funds managed by Earnest Capital

# Our Team



**Tyler Tringas** General Partner and Founder

Creator of Shared Earnings Agreement (SEAL). Former B2B SaaS founder. Head of Energy Economics, Bloomberg LP.

> As a former bootstrapper myself, I built the fund and partner I would have wanted to work with and that remains our North Star.



**Najva Sol** Head of Product & Marketing

Former Head of Community at Quartz Media, VP of Marketing at Spankchain, and Digital Director at A Practical Wedding. Creator of "Branding for Bootstrappers" workshop + Mastermind Sprint.



**Sibi Murugesan** Chief of Staff & Head of Platform

Worked with 100s of founders through Earnest Capital, Product Hunt, Startup Weekend by TechStars, gener8tor, Co-Lab, and Junior Achievement. Cofounder of @AppleBananaUX.

SEE MORE

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# Capital + Community + Mentorship for Calm Companies

## Our Mission

We believe that entrepreneurship is an inherent societal good and powerful lever for progress and human achievement.

The internet is the greatest leveler of access to entrepreneurship society has ever seen, enabling businesses in every possible niche at a global scale. There is far too much focus on creating 1,000x outcomes and not nearly enough on leveraging the internet to empower entrepreneurs to build profitable sustainable software and software-enabled businesses .

Our mission is to maximize the number of successful internet entrepreneurs in the world through capital, mentorship, and community.

## The Short Pitch

We believe that there is another way to build companies besides the venture capital rollercoaster. Earnest Capital began as "funding for bootstrappers" which we now call **capital + community + mentorship** for entrepreneurs building **calm companies.**

In just two years, since launching in 2019 we've invested ~$8m in 30+ companies and re-thought and re-built just about **every building block** that goes into an investment fund. We believe we are in the middle of an enormous wave of entrepreneurs building software and software-enabled companies and that Earnest Capital can be the default way they start and grow.

This is a massive opportunity and we are raising capital to help us build the team and infrastructure we need to back 100s and 1,000s of companies a year in the near future. We are thrilled with the opportunity to bring unaccredited investors (many of them founders themselves) into the movement. Let's go!

## Key Links

- Our <u>long form thesis</u>.
- Our <u>portfolio</u> to date and <u>public memos</u> on each investment.
- Core <u>team and mentors</u> (all mentors are also investors in our funds).
- Fund 1 and Fund 2 <u>valuation memo</u>.

AS SEEN IN

## Thesis Overview

The <u>long form version</u> of our thesis is published <u>here</u>, but these are the highlights.

We are entering the **Deployment Age of Software** as the dominant opportunities in the software market move from winner-take-all open markets, to a steady process of applying the gains of software to every niche of the economy.

This shift is creating strong demand for a **new default source of capital** that isn't the traditional venture capital model. **The VC treadmill will become the exception** not the default as more and more entrepreneurial opportunities are asset-light and tech-heavy, but not a fit for venture capital.

The linchpin of what makes this transition possible is the **Peace Dividend of the SaaS Wars** that makes it faster, easier, cheaper than ever to build and launch a software of software-enabled business.

**Software is Eating Entrepreneurship** and the **New American Dream** is to own a profitable, high margin, low overhead, remote-first, SaaS or software-enabled business. We are building the default form of capital, community, and mentorship for this tidal wave of entrepreneurs.

## First Principles Thinking + Building

We try to cultivate a first principles approach to problems we see in the market for funding early-stage companies. Too many of the best, or at least very common, practices in the industry haven't been questioned or re-examined. If something doesn't make sense for us or the founders we want to support, then we'll build what we need to create better alignment.

**Remote-first**: Earnest Capital has been a <u>remote-first</u> organization from day one, well before COVID. It's nice to see many funds adapt to the remote reality, but it's in our DNA.

**Shared Earnings Agreement:** Traditional early-stage financing structures are not aligned with founders who want to build profitable companies and potentially never raise another round. So we created our own, in public, with collaboration from our community. **Learn more about the SEAL.**

**Trailhead:** The standard approach to pitching leaves a lot to be desired so we created our own product that allows founders to asynchronously build their pitch, with plenty of learning material from us along the way, and submit when they are ready. **So we created Trailhead**.


"Tyler and the team at Earnest have developed a world-class community that is supportive, genuinely helpful, and full of people who want to see others succeed. The community has been of tremendous value to our business as we grow and try to get to the next level."
Tessa Thomas
Founder @ Pipeline Solutions
Earnest Capital

**Skin in the game mentorship:** Many mentorship programs fail as mentors are either unengaged or just there to upsell companies on their services. From day one we required everyone in our mentor community, now over 160 entrepreneurs and operators, to be an investor in the fund. This has worked incredibly well. **Read more** about our approach to mentorship.

**Subscription Funds:** Before rolling funds launched, we identified that the classic fund structure was misaligned with the priorities of our LP base, largely composed of individuals and entrepreneurs. We designed our own subscription fund model with fixed quarterly LP commitments and 1-year funds. In collaboration with our fund administrator, Aduro Advisors, we have built out our own highly automated and scaleable back office to manage our fund structure with a very lean staff. **Read the deep dive**.

**Carry-sharing for team + early LPs:** Early LPs and team members rarely see the upside for launching a new investment company. We like to play long-term games where people who bet on us are appropriately rewarded. In 2020 we launched a carry-sharing program, carving out 20% of all carry across all Earnest Capital funds allocated across team members and early LPs. The benefits were 100% retroactive for former employees and Fund 1 LPs. **Learn more about why** we share carry and are so incredibly focused on aligned incentives.


"Being part of Earnest Capital has made an enormous difference in our company already. We've only been with them a few months but


In that time, we've grown more then ever and hired a perfect Head of Marketing who found us purely because we're part of Earnest. Amazing."
Ward Sandler,
Founder @ Memberspace
Earnest Capital

## Investment Strategy

The crux of what we are betting on with Earnest Capital is that the conventional thinking on how to invest in early-stage companies is, if not wrong, *not the only way* to do it successfully. The traditional model is based on *power law* outcomes where most of your investments fail, but a tiny few of them are mega-winners and generate all the returns. We think this is one way to do it, but that it's not a law of physics that every portfolio has to look this way, especially in the Deployment Age of Software.

Our goal is to generate returns that are competitive with top tier early stage venture firms with two notable differences:

- **Less concentration of returns and thus less overall risk.** Diversification is the only free lunch in investing and our strategy is to hit a wide variety of "single, doubles, and triples" with the types of companies we back versus having all our returns concentrated in "mostly strike-outs and one home run" (apologies to the non-US crowd for the baseball analogies).

- **Faster timeline to liquidity.** Early stage venture investing usually means locking up your capital for nearly a decade until a multi-billion-dollar exit or IPO. We target a much faster time to seeing realized returns in our portfolio. Our initial, somewhat conservative, model expected the bulk of returns to be in years 4-7 of a fund, but from our earlier funds we are seeing an even faster timeline with Shared Earnings and exits within 2 years.

We underwrite our investments against a fairly conservative and boring model of the future opportunity for the companies we back. In the successful scenarios we're modeling our target returns against: the company grows reasonably well through its own cashflows, becomes profitable enough to pay some Shared Earnings, and then we get some liquidity either through an exit or secondary at a very reasonable financial multiple. We don't bake in strategic acquisitions at 50x revenue, hyper-growth inflection points, raising big growth follow-on rounds from a position of strength into our model. But of course, *these things are all completely possible* for the companies we back, they are just ***free asymmetric upside*** to our core thesis.

A good analogy is that we should have a distribution of outcomes that looks more like middle-market growth private equity investing but with earlier stage check sizes and more potential upside. This is made possible by the Peace Dividend of the SaaS Wars which means companies are substantially more de-risked when seeking a ~$200k investment than they were 5-10 years ago.

Here's our **unfair advantage** in this current market: we are truly contrarian and backing companies that for the most part no other funds want to invest in. This means we are completely decoupled from the eye-popping valuations, driven by more and more VC funds fighting for *access*, of the latest YC batch. We make fair win-win investment offers at reasonable valuations.

## Dealflow

Dealflow, or opportunities to invest in companies, is the engine of a fund. The vast majority of our dealflow is inbound inquiries based on our written content on the site, social media, and word of mouth among like-minded entrepreneurs.

We are beginning to see flywheels spinning where new investment opportunities are being referred by our existing portfolio, existing LPs, and finding us through our community and events at the **Founder Summit**.

We leverage no-code automation and our **Trailhead** process to efficiently handle a high volume of inbound per GP.



Our Growth
FEBRUARY 2019
AUGUST 2020
PRESENT
Earnest Capital Fund 1
Earnest Capital Fund 2
2019 Cohort
TVPI 2.43x
DPI 0.03x
TVPI 1.88x
DPI 0.02x
TVPI 0.70x
DPI 0.00x


## Traction

**Fund 1**

- Size: $3.1m
- First Check: Feb 2019
- Deployment Period: 18 months
- Companies: 22
- TVPI: 1.88x (as of Dec 2020, 22 months since first investment)
- DPI: 0.35x (1 exit, 3 companies distributing Shared Earnings)
- IRR: 40%+

Note: TVPI and IRR are calculated on an "as converted" basis using our internal (fairly conservative) valuation methodology which is outlined in more detail in this memo. TVPI is "Total Value to Paid In" which is [the current value of the all investments in the portfolio] + [all distributions to LPs from Shared Earnings and exits] / [the total initial fund amount].

**Summary:** Our goal with Fund 1 was to start investing and testing the model as quickly as possible. We raised $3.1m in six months and went live. Over 18 months we paced about 1-2 investments per month with an average check size around $150k. We hold investments that are <12 months old at cost so only about half the fund is out of that period and that cohort is showing very strong returns. Our cohort of investments just from 2019 has a TVPI of 2.43x already and the rest of the fund is on track for strong returns.

**Fund 2**

- Size: $5m
- First Check: Aug 2020
- Deployment Period: 12 months (still being deployed)
- Companies: 11 and counting
- TVPI: N/A (all investments are <12 months old which we hold at cost)

**Summary:** For Fund 2 we switched to a subscription model for LPs. Read more about the thinking here but the upshot is that LPs now commit to a fixed quarterly amount that is allocated into a new fund structure every 12 months. The response to this has been fantastic bringing in a wide array of entrepreneurs into our LP/mentor network.

No major change in strategy from Fund 1 to Fund 2 except that our average check size has been creeping up and is at about $200k for this fund. This is purely a function of more slightly later stage companies coming into our pipeline looking for a bit more capital.

## Investing Team + The Future of Earnest Capital

Currently Tyler Tringas is sole General Partner with investing authority. But the medium-term plan is to expand the investing team and unlock the bottleneck of a solo GP, to back more entrepreneurs per year.

With Fund III we intend to begin a series of small experiments, where Tyler still retains final investment decisions, but "super-charged scouts" (yes we need a better name) bring fully vetted investment opportunities as an on-ramp to GP status in future funds. We have a solid, albeit somewhat informal, pipeline of interest, that we intend to formalize in the near future.

Tyler will continue to personally deploy the vast majority of Fund III, and retain final investing decisions over the entire fund deployment, while gradually layering in small experiments with potential future GPs. Learn more.

The company legal name has been changed to Calm Company Fund LLC, and we intend to rebrand as such later in 2021.



Example: $10M Fund @ 3x Gross Return (cash-on-cash)
$ Returns
$30M


80% to Investors
20% to Earnest Capital LLC
70% to Tyler Tringas
20% to Bonus Pool
10% to Class CF
$20M
$10M
1x Return Threshold
100% to Fund Investors
(of first $10M in returns)
$0M
Earnest Capital

*Disclaimer: this is an illustrative example to demonstrate the Class CF economic share of carried interest, returns are not guaranteed.*

## This Investment Offering

This offering is for what is commonly known as "GP equity." Rather than investing in *just one* of our funds, investors in this Reg CF campaign will have ownership in the upside across all our current and future funds. The "upside" of a fund is known as *carried interest* or *carry* where the owners (or GPs) of a fund keep 20% of the profits from a fund once investors get their initial capital back. Currently this *GP equity* has 20% going to the Earnest Capital team and our earliest investors (see carry-sharing program above) and the remaining 80% is owned by the Tyler Tringas, the founder and General Partner. This offering will be for a 10% share of that equity in the Earnest Capital management company.

**To be clear, this investment is in the Earnest Capital LLC management company for a long-term interest in carry, NOT an investment in our upcoming Fund III.** Accredited investors who are looking to invest in our funds should **sign up here**.

- 10% of carried interest on all current and future Earnest Capital funds via Class CF units in Earnest Capital LLC, which is the General Partner (GP) entity managing all current and future Earnest Capital funds.

- $20m post-money valuation with a $2m maximum raise size. If we exceed $2m raise, then the percentage of carried interest will adjust accordingly at the close of the campaign.


10% of carried interest on all current and future Earnest Capital funds
Earnest Capital Fund I
Earnest Capital Fund II
Earnest Capital Fund III
All Future Funds
Earnest Capital LLC
10% of carried interest
Class CF Units